Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2015
(millions of dollars)
Operating revenues	$5,733
Fuel, purchased power costs and delivery fees	(2,723)
Net gain from commodity hedging and trading activities	333
Operating costs	(893)
Depreciation and amortization	(1,171)
Selling, general and administrative expenses	(755)
Impairment of goodwill	(2,300)
Impairment of long-lived assets	(5,346)
Other income	29
Other deductions	(335)
Interest expense and related charges	(1,947)
Reorganization items	(953)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(10,328)
Income tax benefit	2,660
Equity in earnings of unconsolidated subsidiaries (net of tax)	344
Net loss	(7,324)